FINANCING AGREEMENT

["*AWAKEN HER*"]

THE SECURITIES, CONSISTING OF RIGHTS UNDER THIS AGREEMENT, ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This Agreement (the "*Agreement*") constitutes the understanding and agreement between Sisterhood Productions, LLC, and its assignee ("*Producer*") and the investor executing this Agreement on the signature page hereto ("*Financier*"), in connection with certain investment financing undertaken by Financier regarding the full-length motion picture project tentatively entitled "*Sisterhood*" (the "*Picture*") being directed and produced by Kerri Lynn Miller.

WHEREAS Producer owns the exclusive rights in the Picture's screenplay.

WHEREAS Producer will engage a third-party production company to oversee and manage the production of the Picture in accordance with industry standards.

WHEREAS the production budget of the Picture ("*Production Budget*") is expected to be Three Million U.S. Dollars ($3,000,000), which for clarity, may be increased or decreased in Producer's sole discretion.

WHEREAS approximately Nine Hundred Thousand U.S. Dollars ($900,000) of the Production Budget is intended to be raised as debt against New Jersey, New York and/or Texas state film tax incentives; provided that Producer makes no guarantee hereunder that such debt or tax incentives will be obtained.

WHEREAS Producer anticipates pre-sales or debt against pre-sales in the amount of Three Hundred and Seventy-Five Thousand U.S. Dollars ($375,000), corresponding to twelve and a half percent (12.5%) of the Production Budget.

WHEREAS Producer is raising financing as to the balance of the Production Budget in the approximate amount of One Million Seven Hundred and Twenty-Five Thousand U.S. Dollars ($1,725,000) to fully develop and package the Picture.

WHEREAS, as of the Effective Date of this Agreement, Producer has raised or secured, or will raise or secure the first two Hundred and twenty-five thousand U.S. Dollars ($225,000) of the Production Budget in the form of private capital and is continuing to raise additional capital privately.

WHEREAS, Producer has filed an Offering Statement on Form C (the "*Offering Statement*") with the U.S. Securities and Exchange Commission relating to the offer and sale (the "*Offering*") of rights under this Agreement (the "*Securities*") to both accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "*Securities Act*")) and non-accredited investors.

WHEREAS, the Producer has engaged Wefunder crowdfunding portal (the "**Portal**"), which is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, as the intermediary for the Offering;

WHEREAS, the Producer will pay the Portal a commission equal 7.5% of gross monies raised in the Offering, minus any investment of 25k or higher that the producer brings to platform, which is being conducted through the Portal's website at www.wefunder.com

WHEREAS, the Securities are being offered through the Portal in minimum increments of Two Hundred Fifty Dollars ($250.00) for a target offering amount of Fifty Thousand Dollars ($50,000) (the "*Target Amount*") and a maximum offering amount of One Million, Seventy Thousand Dollars ($1,070,000) (the "*Maximum Amount*").

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, Financier and Producer agree to the following terms and conditions:

1. FINANCING AND CLOSING:

    a. Financier hereby agrees to make an investment in the Picture in the amount set forth on the signature page to this Agreement ("*Financing*") and Financier shall provide the Financing to Producer through the Portal and as described in the Offering Statement.

    b. Producer shall use its best professional efforts to produce and complete the Picture with in an amount not to exceed the Production Budget as set forth in Exhibit A, attached hereto.

    c. Subject to this Section 1(d), the closing of the sale and purchase of the Securities in exchange for the Financing (the "**Closing**") shall take place through the Portal within five Business Days after the Offering campaign deadline specified in the Offering Statement (the "**Offering Deadline**").

    d. The Closing is conditioned upon satisfaction of all the following conditions:

  i. Prior to the Offering Deadline, the Producer shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Amount; and

  ii. At the time of the Closing, the Producer shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Amount.

 e. The Financier understands that the Producer may terminate the Offering at any time. The Financier further understands that during and following termination of the Offering, the Producer may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

2. THE PICTURE.

 a. As between Financier and Producer, Producer will be responsible for the development, production, distribution, marketing, advertising, sales and exploitation of the Picture. The parties acknowledge, agree and understand that the current COVID-19 pandemic may impact the production schedule and any such impact may be deemed an event of Force Majeure in Producer's sole discretion.

 b. It is agreed that Kerri Lynn Miller will serve as the director and lead producer of the Picture.

 c. Specifications. The Picture, when completed and delivered shall: (i) have a running time of not less than eighty (80) minutes nor more than one hundred twenty minutes (120), provided that Producer may additionally produce shorter broadcast versions of the Picture; (ii) be of first-class technical quality, and the negative, soundtrack and other material of the Picture shall be of first-class quality and condition so that the Picture shall be suitable for exhibition and/or distribution by customary means throughout the world; (iii) be originally recorded primarily in the English language; and (iv) shall be capable of qualifying for a rating from the Motion Picture Association of America ("*MPAA*") when and if submitted to the MPAA for a rating.

3. RIGHTS:

 a. As between Financier and Producer, Financier understands and agrees that the Producer shall own all right, title and interest in the Sisterhood Productions, LLC and the Picture, including without limitation the copyright and all derivative rights thereof and all rights thereto. Financier shall not have any equity interest in Producer by virtue of this Agreement

nor shall Financier have any ownership interest in the Picture as a result of this Agreement.

b. All decisions about, regarding or otherwise pertaining to the creative and business aspects of Producer and the Picture shall be made by the Producer. Financier shall not have say over any aspects regarding the Producer, including the commitments and contracts relative to any of the foregoing.

c. Financier acknowledges that Producer has the right, but not the obligation, exercisable in its sole discretion, to appoint one or more sales agents and/or distributors to assist Producer in selling, licensing and/or otherwise exploiting the Picture.

4. PRODUCTION AND BUSINESS MATTERS. All of Producer's development and production services shall be performed in accordance with standard industry rules, regulations and requirements.

5. RECOUPMENT. Provided that Producer has completed the Offering, and Financier is not in breach of this Agreement, Producer agrees to repay to Financier the Financing, together with a twenty percent (20%) premium thereon ("***Financier Recoupment***"), solely from Gross Receipts (if any) in accordance with this Paragraph 6. "***Gross Receipts***" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Producer or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture, any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto and any other funds received by or credited to Producer or any of its affiliated or related parties from the exploitation of the Picture. Gross Receipts, if any, of the Picture shall be allocated in the following order:

a. First, to the payment of the following:

i. Any actual third party, out-of-pocket sales fees and sales expenses payable to the sales agents engaged to sell the Picture and other third party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by Producer relating directly to the Picture, ongoing third party, out-of-pocket accounting costs and expenses incurred by Producer in connection with the processing of payments to profit participants on the Picture; actual, third party, out-of-pocket costs incurred by Producer pursuant to its collection account management agreement;

ii. All other costs, expenses and charges actually incurred and paid by the Producer (or any affiliated or related entities) in connection with the production, post-production of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party

delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for producers, etc.), guild royalties, residuals, the gross amount (net of any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits, including all expenses, court costs and attorneys' fees in connection with any such claim or litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor; and

    iii. Third party, out-of-pocket expenses incurred by Producer in connection with the ongoing ownership of the Picture, including but not limited to (e.g., insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture) and maintenance and filing fees required to maintain Producer in good standing; taxes and other fees; and any amounts required to be withheld by law, if any.

    iv. The terms of this subparagraph 6(a) shall be defined and accounted for on a most favored nations basis with all other Financiers participating in Gross Receipts;

b. Next, to the payment of any loans, plus reasonable interest thereon;

c. Next, to Financier and any additional financiers (whether such financiers participated in the Offering or through a prior or future private or other capital raise) pro rata pari passu in accordance with their respective funds provided, until all financiers, including Financier have received one hundred percent (100%) of the Financing), plus a premium of twenty percent (20%) of the funds provided by such financier, if ever;

d. Next, for the payment of any actual Deferments, which deferments shall not exceed 20% of the final budget of the Picture. As used herein, "***Deferments***" shall mean arrangements for the deferral of some or all of the costs of goods and/or services in the Production Budget provided by the supplier of such goods and/or services; and

e. Finally, to Net Receipts. "***Net Receipts***," as used herein, shall mean One Hundred Percent (100%) of all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 6(a) through (d) above. Producer shall receive Fifty Percent (50%) of Net Receipts ("***Producer's Net Receipts***") and the other Fifty Percent (50%) of Net Receipts shall be "***Financier's Net Receipts***." Financier shall receive such percentage of Financier's Net Receipts equal to the percentage that the Financing advanced to Producer represents to the actual Production Budget.

6. ACCOUNTING/AUDIT: Producer will submit financial reports, and accompanying payments, if any, to any Financier who has invested at least $75,000 (a "*Major Financier*") within thirty (30) days after the end of each quarterly period for the first two (2) years after the initial public commercial exhibition or commercial broadcast of the Picture at the end of each annual period thereafter; provided, however, that no financing reports need be rendered for any period in which no Gross Receipts are received by Producer. A Major Financier shall have the right to audit Producer's books and records upon reasonable notice, no more than once per annum, at such Major Financier's sole cost and expense.

7. PUBLICITY: Financier agrees that Financier will not release or disseminate any publicity or press release with respect to the Picture without Producer's prior written approval; provided that Financier may issue publicity primarily relating to Financier which incidentally mentions the Picture if such publicity is non-derogatory with respect to Producer, the Picture, directors and/or individual producer(s), any exhibitor, distributor, financier, network or sponsor of the Picture or any advertising agency of any of them. Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party.

8. ASSIGNMENT: Financier agrees that Producer may assign this Agreement at any time to any person or entity, provided, however, that if this Agreement is assigned to a person or entity other than a bona fide major or mini-major studio or similarly financially responsible distributor or financier, and such person or entity assumes all of Producer's obligations in writing, Producer shall remain liable to Financier. Financier may not assign this agreement or any of the rights under the Agreement and the duties and obligations of Financier may not be delegated without the prior written consent of Producer.

9. FINANCIER'S REPRESENTATIONS AND WARRANTIES: Financier represents and warrants the following:

   a. The Financier understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Statement, and in this Agreement. The Financier can bear the economic risk of this investment and can afford a complete loss thereof; the Financier has sufficient liquid assets to pay the full amount of Financier Funds; and the Financier has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Financier's investment of the Financier Funds. **Financier acknowledges the following: (i) there can be no assurance that any additional funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or**

distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Receipts) or that any such revenues will be sufficient to return to Financier all or any part of the Financing; (iv) investments in the motion Picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Producer's Offering Statement, a copy of which has been made available to the Financier.

b. The Financier acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Financier by Producer or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of advancement by the Financier of the Financing.

c. Including the amount set forth on the signature page hereto, in the past 12-month period, the Financier has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

d. The Financier has received and reviewed a copy of the Offering Statement. With respect to information provided by the Producer, the Financier has relied solely on the information contained in the Offering Statement to make the decision to purchase the Securities.

e. The Financier confirms that it is not relying and will not rely on any communication (written or oral) of the Producer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Statement or otherwise by the Producer, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Producer, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Financier in deciding to invest in the Securities. The Financier acknowledges that neither the Producer, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Financier's authority or suitability to invest in the Securities.

f. The Financier is familiar with the business and financial condition and operations of the Producer, all as generally described in the Offering Statement. The Financier has had access to such information concerning the Producer and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

g. The Financier understands that, unless the Financier notifies the Producer in writing to the contrary at or before the closing of the Offering of the

Securities, each of the Financier's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the closing, taking into account all information received by the Financier.

h. The Financier acknowledges that the Producer has the right in its sole and absolute discretion to abandon this Offering of Securities at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Producer shall return any previously paid Financing, without interest thereon, to the Financier.

i. The Financier understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

j. The Financier has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

k. The Financier confirms that the Producer has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (ii) made any representation to the Financier regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Financier is not relying on the advice or recommendations of the Producer and the Financier has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Financier.

l. The Financier has such knowledge, skill and experience in business, financial and investment matters that the Financier is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Financier's own professional advisors, to the extent that the Financier has deemed appropriate, the Financier has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. The Financier has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Financier is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

m. The Financier is acquiring the Securities solely for the Financier's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Financier understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the

provisions thereof which depend in part upon the investment intent of the Financier and of the other representations made by the Financier in this Agreement. The Financier understands that the Producer is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

n. The Financier understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Financier may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Financier understands that the Producer has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Financier understands that the Financier must bear the economic risks of the investment in the Securities for an indefinite period of time.

o. The Financier agrees that the Financier will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

10. PRODUCER'S REPRESENTATIONS AND WARRANTIES: The Financier understands that upon execution by the Producer of this Agreement, the Producer will be deemed to have made following representations and warranties to the Financier as of the date of such execution:

a. The Producer has been duly formed under the laws of the State of New Jersey and, has all requisite legal and limited liability power and authority to conduct its business as currently being conducted and to issue and sell the Securities to the Financier pursuant to this Agreement.

b. This Agreement, when executed and delivered by the Producer, shall constitute valid and legally binding obligations of the Producer, enforceable against the Producer in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Producer's articles of organization or operating agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Producer is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Producer, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Producer.

11. INDEMNIFICATION: The Financier agrees to indemnify and hold harmless the Producer and its managers, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Financier's failure, or alleged failure, to fulfill any of the terms and conditions of this Agreement or by reason of the Financier's breach of any of the Financier's representations and warranties contained herein.

12. REMEDIES: In the event of breach of this Agreement by Producer, Financier's remedy shall be limited to an action at law for damages, if any. In no event shall Financier have the right to terminate or rescind this Agreement or in any way to enjoin or interfere with the development, production, marketing, distribution or exploitation of the Picture.

13. <u>HIGH RISK INVESTMENT</u>. **THE FINANCIER UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Financier acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Financier are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Producer or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Financier has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment

14. ARBITRATION: All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the Independent Film and Television Association before a single arbitrator in North Caldwell, New Jersey. The prevailing party shall be entitled to reasonable attorneys' fees and costs. The

arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

15. NOTICES: All notices under this Agreement shall be in writing addressed to the addresses first set forth above, or at such other address as either party may designate from time to time by written notice to the other. All notices shall be served by facsimile and one of the following: electronic mail, recognized courier services such as Federal Express or DHL, or hand delivery addressed as specified above. The date of receipt by facsimile, electronic mail, or courier, as the case may be, shall be the date of service of notice.

16. COMPLETE AGREEMENT: This Agreement is complete and embraces the entire understanding between the parties. All prior understandings in connection with the subject matter herein contained, either oral or written, are null and void unless expressly set forth herein. No alteration, modification, or waiver, in whole or in part, of any provision of this Agreement shall be of any effect unless set forth in writing and signed by both parties hereto. A waiver by either party of any breach or default by the other party shall not be construed as a waiver of the same or any other breach or default by such party.

17. COUNTERPARTS: This Agreement may be signed in counterparts, and scanned or facsimile copies shall be deemed originals for all purposes.

18. SEVERABILITY: If any provision of this Agreement shall be held void, voidable, invalid, or inoperative, no other provision of this Agreement shall be consequently affected, and accordingly, the remaining provisions of this Agreement shall remain in full force and effect, as though such void, voidable, invalid, or inoperative provision had not been contained herein.

19. ELECTRONIC EXECUTION AND DELIVERY. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

EXHIBIT A

PRODUCTION BUDGET

Sisterhood

Producers: Starline Films
Writer: Kerri Lynn Miller
Budget Prepared by: Brian David Cange
Budget Dated: July 10, 2020
Unions: SAG Low Budget Agreement

Location: New Jersey & NYC
Prep: 5 Weeks
Shoot: 29 Days
Shoot Date: January 12, 2021
Post 12 Weeks Picture editing// 2 Weeks Fnishing
Holidays: President's Day 2021

Acct#	Category Description	Page	Total
1100	STORY, RIGHTS & CONTINUITY	1	2,815
1200	PRODUCERS UNIT	1	150,000
1300	DIRECTION	1	85,328
1400	CAST	2	270,893
1500	ATL TRAVEL & LIVING COSTS	7	46,729
	TOTAL ABOVE-THE-LINE		**555,766**
2000	PRODUCTION STAFF	9	435,067
2100	EXTRA TALENT	14	134,117
2200	PRODUCTION DESIGN	15	103,136
2300	SET CONSTRUCTION	16	14,264
2400	SET OPERATIONS	17	131,369
2700	SET DECORATION	20	111,082
2800	PROPERTY	21	53,691
2900	ANIMALS & PIX VEHICLES	22	32,013
3000	WARDROBE	23	113,495
3100	MAKEUP & HAIR	25	63,097
3200	ELECTRICAL	27	76,927
3300	CAMERA	28	183,299
3400	SOUND	31	47,611
3500	TRANSPORTATION	32	120,323
3600	LOCATION/OFFICE	35	248,011
3700	DRIVES & DAILIES	38	6,100
4200	BTL TRAVEL AND LIVING	39	61,755
4300	SFX	39	10,172
	TOTAL PRODUCTION		**1,945,529**
4500	FILM EDITING	41	137,508
4600	MUSIC	42	35,000
4700	POST PRODUCTION SOUND	43	64,085
4800	POST PRODUCTION FILM & LAB	44	60,600
5600	DELIVERABLES	45	24,500
5000	MAIN AND END TITLES	45	8,000
	TOTAL POST PRODUCTION		**329,693**
6500	PUBLICITY	46	10,540
6600	MARKETING	46	10,000
6700	INSURANCE	46	62,375
6800	GENERAL EXPENSE	46	83,045
	TOTAL OTHER		**165,960**
	Total Above-The-Line		**555,766**

Acct#	Category Description	Page	Total
	Total Below-The-Line		**2,441,182**
	Total Above and Below-The-Line		**2,996,948**
	Grand Total		**2,996,948**

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Investment Amount: $[AMOUNT]

COMPANY:

Sisterhood Productions LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

Investor Signature

By: _____   By:_____

                                           Name: [INVESTOR NAME]

                                           Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited